FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

November 5, 2009

Item 3: News Release:

A news release dated and issued on November 5, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Final Closing of Private Placement

Item 5: Full Description of Material Change:

Vancouver, Canada, November 5th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce that further to the Company’s News Releases dated October 5th, 2009, and October 29th, 2009, the Company has now completed the previously-announced private placement financing and has issued an additional 10,714,428 flow-through units at a price of $0.21/flow-through unit for gross proceeds of $2,250,030.  Finder’s fees have been paid in connection with this closing of $112,501.50 cash and 535,722 finder’s warrants, entitling the holder thereof to purchase one common share of the Company at a price of $0.28/share for period of 18 months.  The securities issued pursuant to this financing are subject to a hold period of four months expiring March 5, 2010.

In this latest round of financing, the Company has now issued a total of 11,904,428 flow through units for gross proceeds of $2,499,930.  Of the units issued, 3,571,428 ($750,000) were issued to the MineralFields Group.  Issued and outstanding shares of the Company now total 155,564,842 and 194,917,081 on a fully-diluted basis.

The proceeds from the flow-through unit offerings will be utilized for qualified exploration expenditures on the Company’s uranium projects located in the Athabasca Basin, Canada.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of November 2009.